Exhibit 99.1

For Immediate Release
BioLineRx Enters into “At-The-Market” Offering
Agreement with Stifel, Nicolaus & Company

Jerusalem, Israel, May 17, 2013 - BioLineRx Ltd. (NASDAQ: BLRX, TASE: BLRX), a biopharmaceutical development company, announced today that it has entered into an at-the-market (ATM) sales agency agreement with Stifel. Pursuant to this agreement, the Company may from time to time, in its discretion, sell up to a maximum of $20,000,000 of the Company’s American Depositary Shares (ADSs). Each ADS represents ten Ordinary Shares of the Company.

The ATM program does not constitute an immediate sale of the Company’s ADSs. The program permits the Company to raise capital at the times and in amounts deemed suitable by management. The Company is not required to sell any ADSs at any time. The Company intends to use net proceeds from the ATM facility, if any, to fund clinical trials and for working capital and general corporate purposes.

“We believe that an ATM program is an efficient approach to raise capital, if necessary, on an as needed basis. It is designed to enable operational flexibility,” said Dr. Kinneret Savitsky, Chief Executive Officer of BioLineRx.

ATM sales, if any, will be made pursuant to a prospectus supplement, dated May 17, 2013, to the Company’s prospectus dated August 14, 2012, filed as part of its effective shelf registration statement on Form F-3 (File No. 333-182997) previously filed with, and declared effective by, the Securities and Exchange Commission (SEC). Before you invest, you should read the base prospectus in such shelf registration statement, the prospectus supplement, and other documents the Company has filed with the SEC, for more complete information about the Company and this offering. The offering may be made only by means of a prospectus supplement and the accompanying prospectus, copies of which may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov or by sending a request to the offices of the Company, P.O. Box 45158, 19 Hartum Street, Jerusalem 91450, Israel, or by telephone at +972-2-548-9100, or email: info@BioLineRx.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the ADSs or Ordinary Shares of the Company, nor shall there be any sale of these ADSs or Ordinary Shares of the Company, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About BioLineRx

BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of seven clinical stage candidates: BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase 1/2 study; BL-7040 for treating inflammatory bowel disease (IBD) has completed a Phase 2a trial; BL-8040 for treating acute myeloid leukemia (AML) and other hematological cancers will shortly commence a Phase 2 study; BL-1021 for neuropathic pain is in Phase 1 development; BL-8020 for hepatitis C (HCV) has commenced a Phase 1/2 study; and BL-1020 for schizophrenia. In addition, BioLineRx has five products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase 3) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com, the content of which does not form a part of this press release.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2013. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1215
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipih@netvision.net.il